May 26, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Photronics, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 000-15451
SEC follow-up letter Dated May 13, 2011

Dear Mr. James:

     We are responding to your follow up comments received in your letter dated May 13, 2011 and an additional request by Kate Tillan and Jill Davis of your office during our Company’s telephone conversation with them on May 26, 2011.

     For your convenience, we have noted the comments set forth in your letter and the additional request per our Company’s telephone conversation in bold type below and followed each with the Company's response in italics.

Form 10-K for the Fiscal Year Ended October 31, 2010
Financial Statements

Note 14. Income Taxes, page 55

SEC Comments per Letter Dated May 13, 2011

1.	Please explain to us in more detail how you calculate undistributed earnings of your subsidiaries using the equity method vs. the unconsolidated (i.e. non-equity method) basis from the perspective of each of the Company's subsidiaries. In this regard, please also explain why you believe that the equity method is a better reflection of undistributed earnings.

     The undistributed earnings of the Company’s foreign subsidiaries using the equity method is based on the following for each foreign subsidiary directly owned by Photronics Inc. (“second tier subsidiary”): (1) second tier subsidiary’s retained earnings as of the Company’s fiscal year end translated into U.S. dollars based on the U.S. dollar currency rate as of that same fiscal year end date, plus (less) (2) the applicable retained earnings (losses) of any “third tier subsidiary” (subsidiary not directly owned by Photronics Inc., but one in which the second tier subsidiary has an ownership interest) based on the second tier subsidiary’s ownership interest percentage translated into U.S. dollars based on the U.S. dollar currency rate as of that same fiscal year end date. By contrast, the non-equity method would not consider the applicable retained earnings (losses) of the third tier subsidiary (no. 2 above).

Mr. Martin James
May 27, 2011

     The Company believes that the equity method approach is a better reflection of undistributed foreign earnings because it presents the cumulative undistributed earnings of a particular foreign subsidiary considering its multiple tier subsidiary structure. Absent adjustments to reflect the undistributed earnings (losses) of a third tier or lower tier subsidiary under the equity method approach, the undistributed earnings of a second tier subsidiary, by itself, would not reflect the appropriate investment the Company has in that second tier subsidiary. In 2010, the Company reconsidered the substance of its disclosure and made the change to the equity method. Absent technical guidance on the calculation of undistributed earnings, the Company felt it appropriate to do so.

2.	Further, please explain which method reflects the amount you would be required to use to determine your income tax liability and why.

     As disclosed in Note 14 to the Company’s October 31, 2010 Form 10-K, “…No provision has been made for taxes due on the remaining undistributed earnings of $39.5 million considered to be permanently reinvested. Should the Company elect in the future to repatriate the foreign earnings so invested, it may incur additional income tax expense on those foreign earnings, the amount of which is not practicable to compute….”

     If the Company were to change its position and determine that some or all of the undistributed earnings of $39.5 million were no longer permanently reinvested, the Company would be required per ASC 740-30-25-19 to “… accrue as an expense of the current period income taxes attributable to that remittance. ...” The starting point in determining the related deferred tax liability would be the undistributed earnings determined using the equity method approach. The amount on which the deferred tax liability would actually be based could be different depending on facts and circumstances. Facts and circumstances affecting the calculation of the deferred tax liability include but are not limited to the amount of such undistributed earnings permanently reinvested, whether any portion of the undistributed earnings were subject to U.S. tax, local tax and local jurisdictional laws that may impact repatriation of earnings.

Further Request per our Company’s Call on May 26, 2011

3.	Please reflect on the Company’s use of the term “equity method basis” in the additional disclosure proposed to be added to footnote 14 in future filings as set forth in your earlier response dated April 15, 2011.

     Upon reconsideration, we have removed the term” equity method basis” from the additional disclosure the Company will add in future filings to describe how the amount of undistributed earnings is derived. By way of example, using the disclosure in footnote 14 from the Company’s 2010 Form 10-K, the  following additional disclosure will be made (underlined.)

     “As of October 31, 2010, the undistributed earnings of foreign subsidiaries included in consolidated retained earnings amounted to $52.1 million, of which $12.6 million of earnings is considered not to be permanently reinvested. The amount of undistributed earnings is calculated taking into account the net amount of earnings of the Company’s foreign subsidiaries considering its multi tier subsidiary structure and translated into U.S. dollars using exchange rates in effect as of the balance sheet date. ...”

Mr. Martin James
May 27, 2011

     We acknowledge that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (203) 740-5671.

Sincerely,
Photronics, Inc.

/s/Sean T. Smith
Senior Vice President and Chief Financial Officer

cc:	Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

Richelle E. Burr
Vice President, General Counsel & Secretary
Photronics, Inc.